Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 o: 212.999.5800 f: 212.999.5899
CONFIDENTIAL TREATMENT REQUESTED
BY KNOWBE4, INC.: KNBE-002
FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83
The entity requesting confidential treatment is:
KnowBe4, Inc.
33 N. Garden Avenue
Clearwater, FL 33755
Attention: Shrikrishna Venkataraman
Co-President and Chief Financial Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

March 25, 2021

VIA EDGAR AND SECURE FILE TRANSFER
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-3720
Attn:    Alexandra Barone
Jan Woo
Kathleen Collins
Melissa Kindelan
RE:     KnowBe4, Inc.
Registration Statement on Form S-1
File No. 333-254518
Ladies and Gentlemen:
On behalf of our client, KnowBe4, Inc. (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to provide a supplemental analysis of the Company’s stock-based compensation relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on December 10, 2020, subsequently confidentially submitted in draft form to the Commission on February 1, 2021 and March 3, 2021, and filed via EDGAR on March 19, 2021.
CONFIDENTIAL TREATMENT REQUESTED BY KNoWBE4, INC.
AUSTIN        BEIJING        BOSTON        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO SAN DIEGO
SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 25, 2021	BY KNOWBE4, INC.: KNBE-002

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
The Company advises the Staff that prior to the completion of the Company’s initial public offering (the “IPO”), the Company intends to file an amended and restated certification of incorporation which will effect the reclassification (the “Reclassification”) of its common stock into Class B common stock (the “Class B common stock”), and all information presented in this supplemental letter has been adjusted to reflect such Reclassification as if it had already occurred prior to the date hereof.
Price Range
The Company further advises the Staff that on March 24, 2021, representatives of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and KKR Capital Markets LLC, the lead underwriters (the “Lead Underwriters”) for the Company’s IPO on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[*] to $[*] per share of Class A common stock (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[*] per share (the “Midpoint Price”). While the Company intends to implement a forward stock split prior to the filing of its preliminary prospectus with the Commission, the contemplated stock split has not yet been finalized; as such, the values included in this letter are on a pre-split basis.
The Company further advises the Staff that the Preliminary Price Range is indicative of the price range that the Company expects to be disclosed in the preliminary prospectus. However, the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the filing of the preliminary prospectus for the commencement of the roadshow for the IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. Upon completion of this valuation process with the underwriters, the Company anticipates that it will narrow the indicative price range and confirms that it will not be greater than the range permitted by Compliance and Disclosure Interpretation 134.04. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.
Equity Grants and Common Stock Valuation
To facilitate the Staff’s review, the table below contains a complete list of all shares of the Company’s Class B common stock underlying stock options granted from June 30, 2020 through the date hereof (the “Review Period”) together with the underlying Class B common stock fair value per share used for financial reporting purposes. The Company has not made any other equity incentive grants
CONFIDENTIAL TREATMENT REQUESTED BY KNOWBE4, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 25, 2021	BY KNOWBE4, INC.: KNBE-002

during the Review Period. The Company specifically notes that it granted an option to purchase 1,000 shares of Class B common stock on February 16, 2021. When making this grant, the Company considered the December 31, 2020 Valuation Report, which valued the Class B common stock at $480.10 per share, and thus determined to set the exercise price of this option at $480.10 per share. The Company then received an updated Valuation Report shortly thereafter, as of February 28, 2021, with a fair value for the Company’s Class B common stock of $792.49 per share. As a result, the Company does intend to take an additional stock-based compensation charge in its financial statements for the quarter ended March 31, 2021 for the option to purchase 1,000 shares granted in February 2021.

Grant Date	Number of Shares Underlying Stock Options	Exercise Price	Fair Value of Underlying Class B Common Stock	Percentage of Midpoint Price
August 3, 2020	17,149	$228.35	$228.35	28.5%
October 27, 2020	10,772	$233.63	$233.63	29.2%
February 16, 2021	1,000	$480.10	$792.49	60.0%
The sections captioned “Stock-Based Compensation” and “Common Stock Valuations” on pages 81 through 83 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement include an explanation of the factors considered by the Company in determining the fair value of its common stock. In particular, the fair value of the Company’s Class B common stock has historically been determined by the Board, with input from management and corroboration from contemporaneous, independent third party valuations (each, a “Valuation Report,” and collectively, the “Valuation Reports”). In addition, below the Company has described the chronological order of how the Company determined the valuation of its common stock, inclusive of each date a valuation was performed by an independent third-party following its extensive review of the Company, its business, its management, financial performance, projections, capital structure, market and competitors, and the general economy, including significant fluctuations, and any intervening events within the Company or changes in its valuation assumptions and methodology.
Valuation Reports
The American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”) identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In 2020, the Company used the Probability-Weighted Expected Return Method (“PWERM”), which is the preferred method when the range of possible future outcomes and liquidity events for a company, including an IPO, has narrowed, giving the company a higher degree of confidence in the achievement of a particular outcome. The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment.
Each of the Valuation Reports as of July 31, 2020, September 30, 2020, December 31, 2020 and February 28, 2021 utilized the PWERM to value the various equity classes of the Company based on the weighted likelihood of the following potential future scenarios for the Company:
•IPO (four exit scenarios modeled – (i) shorter duration IPO (low), (ii) shorter duration IPO (high), (iii) longer duration IPO (low) and (iv) longer duration IPO (high));
CONFIDENTIAL TREATMENT REQUESTED BY KNOWBE4, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 25, 2021	BY KNOWBE4, INC.: KNBE-002

•M&A (two scenarios modeled – (i) preemptive and (ii) normal); and
•Stay private.
July 31, 2020 Valuation Report
The results of the July 31, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense. The resulting estimated equity value of the Company’s Class B common stock was $228.35 per share on a non-marketable basis.

	Scenario Probability	Discount for Lack of Marketability(1)	Value Per Common Share in Each Scenario	Common Weighted Share Value
PWERM Analysis
Shorter duration IPO (low) on June 30, 2021	20%	10%	$223.74	—
Shorter duration IPO (high) on June 30, 2021	20%	10%	$264.33	—
Longer duration IPO (low) on November 30, 2021	12.5%	10%	$212.53	—
Longer duration IPO (high) on November 30, 2021	12.5%	10%	$250.82	—
M&A (preemptive) on November 30, 2020	12.5%	10%	$240.35	—
M&A (normal) on May 31, 2022	12.5%	10%	$255.77	—
Stay Private Scenario	10%	25.5%	$108.00	—
Weighted Average			$228.35

July 31, 2020 Valuation Fair Value				$228.35
Fair Value for Financial Reporting				$228.35
________
(1) A Discount for Lack of Marketability (“DLOM”) of 10.0% was utilized for the IPO and M&A scenarios; however, a DLOM for each class of stockholders was calculated using the Black-Scholes Option Pricing Model for the Stay Private Scenario.
September 30, 2020 Valuation Report
The results of the September 30, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense. The resulting estimated equity value of the Company’s Class B common stock was $233.63 per share on a non-marketable basis.
CONFIDENTIAL TREATMENT REQUESTED BY KNOWBE4, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 25, 2021	BY KNOWBE4, INC.: KNBE-002

	Scenario Probability	Discount for Lack of Marketability(1)	Value Per Common Share in Each Scenario	Common Weighted Share Value
PWERM Analysis
Shorter duration IPO (low) on June 30, 2021	20.0%	10%	$228.96	—
Shorter duration IPO (high) on June 30, 2021	20.0%	10%	$270.36	—
Longer duration IPO (low) on November 30, 2021	12.5%	10%	$217.48	—
Longer duration IPO (high) on November 30, 2021	12.5%	10%	$256.53	—
M&A (preemptive) on November 30, 2020	12.5%	10%	$245.95	—
M&A (normal) on May 31, 2022	12.5%	10%	$261.55	—
Stay Private Scenario	10.0%	25.2%	$110.75	—
Weighted Average			$233.63

September 30, 2020 Valuation Fair Value				$233.63
Fair Value for Financial Reporting				$233.63
______________
(1) A DLOM of 10.0% was utilized for the IPO and M&A scenarios; however, a DLOM for each class of stockholders was calculated using the Black-Scholes Option Pricing Model for the Stay Private Scenario.
December 31, 2020 Valuation Report
The results of the December 31, 2020 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense. The resulting estimated equity value of the Company’s Class B common stock was $480.10 per share on a non-marketable basis.

	Scenario Probability	Discount for Lack of Marketability(1)	Value Per Common Share in Each Scenario	Weighting	Common Weighted Share Value
PWERM Analysis
Shorter duration IPO (low) on April 30, 2021	35.0%	10.0%	$460.16		—
Shorter duration IPO (high)on April 30, 2021	35.0%	10.0%	$508.26		—
Longer duration IPO (low) on November 30, 2021	5.0%	10.0%	$427.09		—
Longer duration IPO (high) on November 30, 2021	10.0%	10.0%	$471.40		—
M&A (preemptive) on March 31, 2021	5.0%	10.0%	$464.99		—
M&A (normal) on May 31, 2021	7.5%	10.0%	$509.85		—
Stay Private Scenario	2.5%	22.7%	$380.63		—
Weighted Average			$478.44	50.0%
Secondary Transaction(2)			$481.75	50.0%

December 31, 2020 Valuation Fair Value					$480.10
Fair Value for Financial Reporting					$480.10
______________
(1) A DLOM of 10.0% was utilized for the IPO and M&A scenarios; however, a DLOM for each class of stockholders was calculated using the Black-Scholes Option Pricing Model for the Stay Private Scenario.
(2) Based on the secondary market transaction of common stock for $481.75 on December 15, 2020.
CONFIDENTIAL TREATMENT REQUESTED BY KNOWBE4, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 25, 2021	BY KNOWBE4, INC.: KNBE-002

Scenario probabilities within the December 31, 2020 valuation report were adjusted as compared to the September 30, 2020 valuation report primarily based upon the progress towards an IPO occurring during the intervening time, including holding an organizational meeting between management, legal counsel and selected underwriters, holding a series of “testing the waters” meetings with potential investors and confidentially submitting a draft Form S-1 for review on December 10, 2020.
February 28, 2021 Valuation Report
The results of the February 28, 2021 Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense. The resulting estimated weighed average value of the Company’s Class B common stock was $792.49 per share on a non-marketable basis.

	Scenario Probability	Discount for Lack of Marketability(1)	Value Per Common Share in Each Scenario	Weighting	Common Weighted Share Value
PWERM Analysis
Shorter duration IPO (low) on April 30, 2021	35.0%	10.0%	$742.20		—
Shorter duration IPO (high) on April 30, 2021	35.0%	10.0%	$791.44		—
Longer duration IPO (low) on November 30, 2021	5.0%	10.0%	$709.21		—
(Longer duration IPO (high) on November 30, 2021	10.0%	10.0%	$754.59		—
M&A (preemptive) on March 31, 2021	5.0%	10.0%	$725.44		—
M&A (normal) on May 31, 2022	7.5%	10.0%	$796.14		—
Stay Private Scenario	2.5%	21.6%	$680.74		—
Weighted Average			$760.69	50.0%
Secondary Transaction(2)			$824.29	50.0%

February 28, 2021 Valuation Fair Value					$792.49
Fair Value for Financial Reporting					$792.49
____________
(1) A DLOM of 10.0% was utilized for the IPO and M&A scenarios; however, a DLOM for each class of stockholders was calculated using the Black-Scholes Option Pricing Model for the Stay Private Scenario.
(2) Based on the secondary market transaction of preferred stock for $824.29 on March 5, 2021.
Analysis of the Review Period Grant Prices to the Midpoint Price
As noted above, the Preliminary Price Range is between $[*] to $[*] per share of Class A common stock. The Preliminary Price Range was determined based, in part, on discussions among the management of the Company, the Pricing Committee of the Board, and the Lead Underwriters. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies that differ from that used by the Board and the Valuation Reports in determining fair value for the Company’s historical grants. The valuation methodologies considered in deriving the Preliminary Price Range included the valuations of publicly-traded companies across a range of metrics, with a primary focus on revenue, earnings before interest, taxes and depreciation and amortization (“EBITDA”), as well as revenue and EBITDA growth.
CONFIDENTIAL TREATMENT REQUESTED BY KNOWBE4, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 25, 2021	BY KNOWBE4, INC.: KNBE-002

Additionally, as noted above, the Company intends to take an additional stock-based compensation charge in its financial statements for the quarter ended March 31, 2021 for the option to purchase 1,000 shares granted in February 2021.
Further, the Company believes the principal factors that contributed to the difference between $[*], the Midpoint Price, and the fair value of the Company’s Class B common stock over the Review Period (from $228.35 on July 31, 2020, to $233.63 on September 30, 2020, to $480.10 on December 31, 2020, to $792.49 on February 28, 2021), were as follows:

•Recent secondary sale transactions. The December 31, 2020 Valuation Report took into account the recent secondary market transaction of common stock for $481.75 per share on December 15, 2020 and the February 28, 2021 Valuation Report took into account the recent secondary market transaction of preferred stock for $824.29 per share on March 5, 2021. Each of the December and March secondary transactions were negotiated with new third party investors on an arm’s length basis. The Company considered the guidance found in the AICPA Practice Guide, specifically Chapter 8 – Inferring Value from Transactions in a Private Company’s Securities, when determining the weight to be placed on each transaction. For the secondary market transaction taking place on December 15, 2020, the Company determined that a 50% weighting was reasonable primarily based on the proximity of the transaction to the December 31, 2020 valuation date, that the transaction was undertaken for an identical security (e.g., the Company’s common stock) and the sophistication and terms by which the investor group completed the transaction. For the secondary market transaction completed on March 5, 2021, the Company determined that a 50% weighting was reasonable based on the proximity of the transaction to the February 28, 2021 valuation date and the sophistication and terms by which the investor group completed the transaction. The Company gave further consideration to the March 5, 2021 transaction being a sale of preferred stock rather than common stock and determined that the 50% weighting remained reasonable when considering the weight of other factors discussed in the AICPA Practice Guide, combined with the advanced progress towards IPO and accompanying conversion of preferred stock to common stock, as discussed further below.

•Acquisition of MediaPro Holdings, LLC. The Company completed its acquisition of MediaPro Holdings, LLC on March 1, 2021, further expanding its presence in the security awareness training market.

•Robust public equity market valuations. The Preliminary Price Range took into account the strong recent performance of similar or comparable publicly-traded companies, and the favorable dynamics for relevant initial public offerings of larger scale technology companies, as outlined below:

◦The trading prices of comparable public companies that the Lead Underwriters considered in recommending the Preliminary Price Range have increased by an average of 37%, 30% and 3% from July 31, 2020, September 30, 2020 and December 31, 2020 to February 28, 2021. Of note, the NASDAQ Composite reached an all-time high on February 12, 2021.
◦Based on the Company’s recent financial performance and current market sentiment, the Company expects that there will be significant investor interest in the IPO. The capital
CONFIDENTIAL TREATMENT REQUESTED BY KNOWBE4, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 25, 2021	BY KNOWBE4, INC.: KNBE-002

markets continue to reward high growth technology companies in expanding addressable markets with exposure to favorable industry trends such as increasing demand for on-line solutions. Of note, since November 30, 2020, a number of large-scale, high-growth technology companies have completed initial public offerings and have realized over 100% increases in per share valuations relative to their respective initial filing ranges.

◦Since mid-year 2020, a number of technology companies have either completed or made public filings for their initial public offerings, suggesting a favorable market for companies that are similar to the Company in executing and completing initial public offerings. Further, the valuations for recent technology company initial public offerings have increased dramatically compared to those earlier in 2020, due in part to the favorable market conditions and strong revenue growth.

•Advanced progress toward IPO. Since September 2020, the Company has taken several steps towards the completion of an IPO, including holding “testing the waters” meetings, at which the Company received feedback from potential investors, engaging ten additional underwriters, and publicly filing the Registration Statement with the Commission.

•COVID impact. The Board made its determination of the fair value of the Company’s Class B common stock as of the dates of the relevant Valuation Reports based on the information available as of such dates, taking into account, among other factors, the uncertainty and volatility created by the COVID-19 pandemic, including its impact on economic growth, the interest rate environment, and global economic trends. As of the dates of the earlier Valuation Reports in the Review Period, the impact of the COVID-19 pandemic on the Company and the global economy was rapidly evolving. Based on the nature of the Company’s business and ability to quickly transition into a remote working environment, the Company did not initially experience significant business disruptions that impacted financial performance. As additional information regarding the actual impact of the COVID-19 pandemic has become available, the Company has continued to see minimal impact to the organization and its overall financial performance.

•Discount for illiquidity. The Preliminary Price Range represents a future price for shares of Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair values of the Class B common stock as of the relevant Valuation Reports appropriately represent contemporaneous estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability. This discount for lack of marketability for the Company’s Class B common stock was 10% for the Valuation Reports.

•Reduced IPO uncertainty. Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. Given the uncertainty in the capital markets as a result of the COVID-19 pandemic, the probability of consummating a successful IPO was far from certain during these prior periods.

CONFIDENTIAL TREATMENT REQUESTED BY KNOWBE4, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 25, 2021	BY KNOWBE4, INC.: KNBE-002

•Benefits of being a public company. The Company also expects to receive benefits as a result of becoming a publicly traded company upon completion of the IPO, including, but not limited to: (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital, and (iii) the increased attractiveness of the Company’s equity as a currency to compensate employees and for acquisitions or other strategic transactions.

•Conversion of preferred stock to common stock. The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s Class A common stock, which is reflected in the Preliminary Price Range.
Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its Class B common stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide. Further, the Company believes that the additional stock-based compensation expense that it will record related to the option to purchase 1,000 shares granted in February 2021 is appropriate in light of the foregoing analysis.
Future IPO Grants
In addition, on February 16, 2021, the Board approved (i) amendments to certain executive employment agreements to approve the grant of RSUs covering shares of Class A common stock in connection with an IPO, with an anticipated aggregate fair value of $15.0 million, which will be fully vested upon grant, and (ii) grants of RSUs covering shares of Class A common stock with an anticipated aggregate fair value of $11.7 million, which will be granted in connection with the IPO and are subject to both service and performance-based vesting conditions over the three-year period following the date of grant (the grants in (i) and (ii) collectively, the “IPO Grants”). The underlying fair value per share of the Class A common stock covered by the IPO Grants will be the initial price to the public offered in the IPO. As discussed in Note 15 to the Company’s consolidated financial statements in the Registration Statement, upon completion of the IPO, the Company will record cumulative stock-based compensation expense for the portion of the IPO Grants that fully vest upon the IPO. Stock-based compensation expense for the portion of the IPO Grants subject to service and performance-based vesting conditions will be recognized over the vesting period.
*****

CONFIDENTIAL TREATMENT REQUESTED BY KNOWBE4, INC.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
March 25, 2021	BY KNOWBE4, INC.: KNBE-002

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (212) 497-7736 or mbaier@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Megan J. Baier

Megan J. Baier

cc:    Stu Sjouwerman, KnowBe4, Inc.
Krish Venkataraman, KnowBe4, Inc.
Jeffrey Ford, KPMG LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Mark Bettencourt, Goodwin Procter LLP
Joe Theis, Goodwin Procter LLP
Jesse Nevarez, Goodwin Procter LLP
CONFIDENTIAL TREATMENT REQUESTED BY KNOWBE4, INC.